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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Iowa First Bancshares Corp.
(Name of Issuer)

Iowa First Bancshares Corp.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.00 Per Share
(Title of Class of Securities)

46246F103
(CUSIP Number of Class of Securities)

John E. Freechack
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

  a.
  ☒    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or
          Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.
  ☐    The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐    A tender offer.

  d.
  ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,478,132	$291.68

*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $38.00 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder's account immediately prior to the reverse stock split.

**
Determined pursuant to Rule 0-11(b)(1) as the sum of (a) $2,478,132 multiplied by .0001177.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$291.68	Filing Party:	Iowa First Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	August 5, 2005

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Iowa First Bancshares Corp., an Iowa corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 2 amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on August 5, 2005, as amended by Amendment No. 1 to Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on September 16, 2005.

        This Amendment No. 2 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the special meeting.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.
(Reg. M-A 1001)

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.
(Reg. M-A 1002)

  (a)
  The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Iowa First Bancshares Corp. is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Background of the Split Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF IOWA FIRST BANCSHARES CORP. COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF IOWA FIRST BANCSHARES CORP. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION—Prior Stock Purchases" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)-(c)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Iowa First Bancshares Corp. is hereby incorporated herein by reference.

    During the last five years, the Company, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

    Directors and Executive Officers of the Company and the Banks.

    Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of the Company and/or the Banks (as specified below). Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more; and (b) the principal business address of each person identified below is 300 East Second Street, Muscatine, Iowa 52761.

Name	Current Principal Occupation or Employment And Material Positions Held During the Past Five Years
Kim K. Bartling	Mr. Bartling, age 47, has been a director of the Company since 1994. Mr. Bartling has been Executive Vice President, Chief Operating Officer and Treasurer of Iowa First since December 1996. He has served as Executive Vice President and Chief Financial Officer of First National Bank of Muscatine since February 1997. Mr. Bartling served as Senior Vice President, Chief Financial Officer and Treasurer of Iowa First and First National Bank of Muscatine beginning in 1988. Prior to serving in these positions, he served as Vice President/Finance of Iowa First and First National Bank of Muscatine since 1987.
Roy J. Carver, Jr.
Mr. Carver, age 61, has been a director of the Company since 1989. Mr. Carver has been Chairman of Carver Pump Company, a manufacturer of industrial pumps used in military and civilian applications, since 1981. Mr. Carver is also a director of Bandag, Incorporated, which is subject to the reporting requirements of the Securities and Exchange Commission. Mr. Carver is also President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine and Davenport, Iowa. He also is owner of several other private businesses involved in manufacturing, retailing and real estate development. Mr. Carver's principal business address is 2415 Park Avenue, Muscatine, Iowa 52761.
Larry L. Emmert
Mr. Emmert, age 63, has been a director of the Company since 1993. Mr. Emmert has been President of Hoffmann, Inc., a general building contractor located in Muscatine since 1981. Mr. Emmert's principal business address is 6001 - 49th St. South, Muscatine, Iowa 52761.
Craig R. Foss
Mr. Foss, age 55, has been a director of the Company since 1994. Mr. Foss has been President and a shareholder of the law firm of Foss, Kuiken, Gookin & Cochran, P.C., Fairfield since 1979. Mr. Foss' principal business address is First National Bank in Fairfield Building, 100 E. Burlington Avenue, Fairfield, Iowa 52556.
Donald R. Heckman
Mr. Heckman, age 66, has been a director of the Company since 1984. Mr. Heckman is a private investor. Prior to his retirement in 1995, Mr. Heckman had been Factory Manager of the H. J. Heinz Co. plant located in Muscatine since 1973. This plant produced and warehoused various consumer products including ketchup, gravy and various sauces. Mr. Heckman's principal business address is 2121-133rd Street, Atalissa, Iowa 52720.

David R. Housley
Mr. Housley, age 53, has been a director of the Company since 1999. Mr. Housley has served over nineteen years as President of Doran and Ward Printing Co., a commercial printing company specializing in the printing of packaging products. Mr. Housley has served since 2001 as President of Simpson Security Papers, Inc., a manufacturer and wholesaler of safety/security paper used primarily by printing companies for documents, checks, certificates, licenses, etc. He was President of Master Muffler and Brake, Inc. for more than fifteen years through December 2001, and of Automart Undercar Distributors for approximately five years ending in January 2002. These companies are retail and wholesale suppliers of mufflers and various other replacement parts for the underside of automobiles. Mr. Housley's principal business address is 2811 Mount Pleasant St., Burlington, Iowa 52601.
Patrick N. Hurley
Mr. Hurley, age 50, has been a director of the Company and the President and Chief Executive Officer of First National Bank in Fairfield since July 2005. Mr. Hurley served as the President of U.S. Bank, located in Maquoketa, Iowa, from April 1999 through June 2005. Mr. Hurley's principal business address is 100 E. Burlington Avenue, Fairfield, Iowa 52556.
D. Scott Ingstad
Mr. Ingstad, age 54, has been a director of the Company since 1990. Mr. Ingstad has held the positions of President, since December 1996, and Chief Executive Officer since January 2001, of the Company. Mr. Ingstad also has served since April 2003 as the Company's Chairman of the Board. He served as Vice Chairman of the Company from October 1999 to April 2003. Additionally, he has served as First National Bank of Muscatine's Chairman of the Board since April 2003, Vice Chairman of the Board October 1999 to April 2003, and President and Chief Executive Officer since 1990.
Victor G. McAvoy
Dr. McAvoy, age 61, has been a director of the Company since 1994. Dr. McAvoy is President of Muscatine Community College and Vice-Chancellor of the Eastern Iowa Community College District, and has served in each position since 1986. Mr. McAvoy's principal business address is 152 Colorado St., Muscatine, Iowa 52761.
John "Jay" S. McKee
Mr. McKee, age 51, has been a director of the Company since 1999. Mr. McKee has served as Vice President of Finance of McKee Button Company, a manufacturer of buttons emphasizing the men's dress shirt market, since 1982. Mr. McKee's principal business address is 1000 Hershey Ave., Muscatine, Iowa 52761.

Richard L. Shepley
Mr. Shepley, age 60, has been a director of the Company since 2003. Mr. Shepley has been an independent bank consultant since 2000. From 1997 until 2000, Mr. Shepley was Chief Investment Officer for Marshall Ventures, LLC, a private equity fund specializing in financial services. From 1990 until 1997, Mr. Shepley held various executive management and board of directors' positions with several companies in the commercial banking, merchant banking, specialty finance and mortgage banking businesses. For the period 1969 until 1990, he worked at First Bank System, Inc., Minneapolis, Minnesota, (now U.S. Bancorp, Inc.) where he attained the position of Chief Credit Officer and served on the boards of The First National Bank of Saint Paul and First National Bank of Minneapolis. He currently serves on the board of directors of Franklin National Bank, Minneapolis, Minnesota, First Eldorado Bancshares, Inc., Eldorado, Illinois, American Bank, Grand Rapids, Minnesota, and The Lake Bank, N.A., Two Harbors, Minnesota. Mr. Shepley's principal business address is 1550 Oak St., St. Paul, Minnesota 55112.
Beverly J. White
Ms. White, age 65, has been a director of the Company since 1988. Ms. White has served as Vice President and director of BJWJ, LC since 2002, as well as QFC2, INC. since 2001. These two organizations are real estate investment and holding companies. Ms. White served as a director and Vice President of Quality Foundry Co. from 1993 to 2001. After 2001, Quality Foundry was a landlord to a business operating a gray iron foundry. Ms. White's principal business address is 124 Eagle Watch Road, Muscatine, Iowa 52761.

    To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.
(Reg. M-A 1004(a) and (c) through (f))

  (a)
  The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Split Transaction," "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Purpose and Structure of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Split Transaction on Iowa First; Plans or Proposals after the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Iowa First," "SPECIAL FACTORS—Accounting Treatment," "SPECIAL FACTORS—Material Federal Income Tax

    Consequences of the Split Transaction" and "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Overview of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" and "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Iowa First" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal Rights and Dissenters' Rights; Escheat Laws" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

  (a)
  The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Related Transactions," is hereby incorporated herein by reference.
(b)-(c)	Not applicable.
  (e)
  Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1)-(8))

  (b)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Split Transaction on Iowa First; Plans or Proposals after the Split Transaction" and "SPECIAL FACTORS—Accounting Treatment" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Iowa First; Plans or Proposals after the Split Transaction," and "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Iowa First" is hereby incorporated herein by reference.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Purpose and Structure of the Split Transaction" is hereby incorporated herein by reference.
  (d)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Iowa First; Plans or Proposals after the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of Iowa First," and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Split Transaction" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.
(Reg. M-A 1014)

(a)-(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.
  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by this reference. "Appendix B," and "Appendix C" to the proxy statement are hereby incorporated in their entirety herein by reference.

ITEM 10. Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A 1008)

  (a)
  The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

  (d)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Interests of Certain Persons in the Split Transaction" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg. M-A 1010(a) and (b))

  (a)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical and Pro Forma Financial Data" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, including the interim financial information;

  •
  our Annual Report on Form 10-K for fiscal year ended December 31, 2004, including audited financial information;

  •
  our Proxy Statement on Schedule 14A for our 2005 Annual Meeting.

  (b)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical and Pro Forma Financial Data" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)-(b)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b))

  (b)
  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with the proxy card, voting instruction card and letter to the participants in the Company's Employee Stock Ownership Plan (with 401(k) provisions).*
(b)(1)	Business Loan Agreement between Iowa First Bancshares Corp. and Two Rivers Bank and Trust, dated September 29, 2005.
(b)(2)	Commercial Security Agreement between Iowa First Bancshares Corp. and Two Rivers Bank and Trust, dated September 29, 2005.
(b)(3)	Promissory Note executed by Iowa First Bancshares for the benefit of Two Rivers Bank and Trust, dated September 29, 2005.
(c)(1)	Final Valuation Report provided by McConnell, Budd & Romano, Inc., dated July 21, 2005.**
(c)(2)	Fairness Opinion provided by McConnell, Budd & Romano, Inc., dated July 21, 2005.***
(d)	Not applicable.
(f)	Appraisal Rights—Division XIII of the Iowa Business Corporation Act.****
(g)	Not applicable.

*	Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 14, 2005.
**	Incorporated by reference to Appendix B of Exhibit (a).
***	Incorporated by reference to Appendix C of Exhibit (a).
****	Incorporated by reference to Appendix D of Exhibit (a).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2005

IOWA FIRST BANCSHARES CORP.
By:	/s/ D. Scott Ingstad
Name:	D. Scott Ingstad
Title:	President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card, voting instruction card and letter to the participants in the Company's Employee Stock Ownership Plan (with 401(k) provisions).*
(b)(1)	Business Loan Agreement between Iowa First Bancshares Corp. and Two Rivers Bank and Trust, dated September 9, 2005.
(b)(2)	Commercial Security Agreement between Iowa First Bancshares Corp. and Two Rivers Bank and Trust, dated September 29, 2005.
(b)(3)	Promissory Note executed by Iowa First Bancshares Corp. for the benefit of Two Rivers Bank and Trust, dated September 29, 2005.
(c)(1)	Valuation Report provided by McConnell, Budd & Romano, Inc., dated July 21, 2005.**
(c)(2)	Fairness Opinion provided by McConnell, Budd & Romano, Inc., dated July 21, 2005.***
(d)	Not applicable.
(f)	Appraisal Rights—Division XIII of the Iowa Business Corporation Act.****
(g)	Not applicable.

*	Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 14, 2005.
**	Incorporated by reference to Appendix B of Exhibit (a).
***	Incorporated by reference to Appendix C of Exhibit (a).
****	Incorporated by reference to Appendix D of Exhibit (a).

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INTRODUCTION
TRANSACTION STATEMENT
SIGNATURES
Exhibit Index